# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614
Date of event which requires filing of this statement: 03/04/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001730145
Persons authorized to receive notices and communications: VOSS CAPITAL, L.P., 3773 Richmond Avenue, Suite 500, Houston, Texas (TX), 77046, 281-770-0379; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Voss Value Master Fund, LP (CIK 0001969435): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 758,653; shared voting power 0; sole dispositive power 758,653; shared dispositive power 0; aggregate amount beneficially owned 758,653 (2% of the class)
- Voss Value-Oriented Special Situations Fund, LP (CIK 0001863498): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (0.4% of the class)
- Voss Advisors GP, LLC (CIK 0001798309): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 908,653; shared voting power 0; sole dispositive power 908,653; shared dispositive power 0; aggregate amount beneficially owned 908,653 (2.4% of the class)
- Voss Capital, LP (CIK 0001730145): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 5,908,653; shared voting power 880,000; sole dispositive power 5,908,653; shared dispositive power 880,000; aggregate amount beneficially owned 6,788,653 (18.2% of the class)
- Cocke Travis W. (CIK 0001798383): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,908,653; shared voting power 880,000; sole dispositive power 5,908,653; shared dispositive power 880,000; aggregate amount beneficially owned 6,788,653 (18.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Voss Value Master Fund, L.P., a Cayman Islands limited partnership, ("Voss Value Master Fund"), with respect to the shares of Class A common stock, par value $0.0001 per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Voss Value-Oriented Special Situations Fund, L.P., a Delaware limited partnership ("Voss Value-Oriented Special Situations Fund"), with respect to the Shares directly and beneficially owned by it;

(iii) Voss Advisors GP, LLC, a Texas limited liability company ("Voss GP"), as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund;

(iv) Voss Capital, L.P., a Texas limited partnership ("Voss Capital"), as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain separately managed accounts (the "Voss Managed Accounts"); and

(v) Travis W. Cocke, as the managing member of Voss Capital and Voss GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund, Voss GP, Voss Capital and Mr. Cocke is 3773 Richmond Ave., Suite 500, Houston, Texas 77046.
Present principal occupation or employment: The principal business of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund is investing in securities. The principal business of Voss GP is serving as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund. The principal business of Voss Capital is serving as the investment manager of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts. Mr. Cocke serves as the managing member of each of Voss Capital and Voss GP.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Voss Value Master Fund is organized under the laws of the Cayman Islands. Voss Value-Oriented Special Situations Fund, Voss GP and Voss Capital are organized under the laws of the State of Texas. Mr. Cocke is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions.

The aggregate purchase price of the 758,653 Shares beneficially owned directly by Voss Value Master Fund is approximately $8,161,746, including brokerage commissions.

The aggregate purchase price of the 150,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $1,866,195, including brokerage commissions.

The aggregate purchase price of the 5,880,000 Shares held in the Voss Managed Accounts is approximately $50,901,599, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have been long-term investors in the Issuer, having held a position in the Issuer since November 2023. The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 4, 2026, the Reporting Persons issued an open letter (the "March 4th Letter") to the Issuer's board of directors (the "Board"). In the March 4th Letter, the Reporting Persons expressed their strong belief that Club Pilates is one of the most valuable and competitively entrenched franchise assets in the consumer wellness space, but that the Issuer's public market valuation has profoundly and persistently failed to reflect that value. The Reporting Persons contend that Club Pilates alone is worth more than the current enterprise value of the Issuer and that the Issuer's multi-brand structure has resulted in steady multiple compression. To address these issues, the Reporting Persons in the March 4th Letter call on the Board to immediately retain independent financial advisors and form a committee of independent directors to conduct a formal exploration of strategic alternatives, including a potential sale of the Issuer. The foregoing summary of the March 4th Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the March 4th Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 37,312,000 Shares outstanding, as of February 23, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2026.

A. Voss Value Master Fund
As of the date hereof, Voss Value Master Fund beneficially owned 758,653 Shares. Percentage: Approximately 2.0%

B. Voss Value-Oriented Special Situations Fund
As of the date hereof, Voss Value-Oriented Special Situations Fund beneficially owned 150,000 Shares. Percentage: Approximately 0.4%

C. Voss GP
Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 758,653 Shares owned by Voss Value Master Fund and (ii) 150,000 Shares owned by Voss Value-Oriented Special Situations Fund. Percentage: Approximately 2.4%

D. Voss Capital
As of the date hereof, 5,880,000 Shares were held in the Voss Managed Accounts. Voss Capital, as the investment manager of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 758,653 Shares beneficially owned by Voss Value Master Fund and (ii) 150,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund. Percentage: Approximately 18.2%

E. Mr. Cocke
Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 758,653 Shares owned by Voss Value Master Fund, (ii) 150,000 Shares owned by Voss Value-Oriented Special Situations Fund and (iii) 5,880,000 Shares held in the Voss Managed Accounts. Percentage: Approximately 18.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Voss Value Master Fund
1. Sole power to vote or direct vote: 758,653
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 758,653
4. Shared power to dispose or direct the disposition: 0

B. Voss Value-Oriented Special Situations Fund
1. Sole power to vote or direct vote: 150,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 150,000
4. Shared power to dispose or direct the disposition: 0

C. Voss GP
1. Sole power to vote or direct vote: 908,653
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 908,653
4. Shared power to dispose or direct the disposition: 0

D. Voss Capital
1. Sole power to vote or direct vote: 5,908,653
2. Shared power to vote or direct vote: 880,000
3. Sole power to dispose or direct the disposition: 5,908,653
4. Shared power to dispose or direct the disposition: 880,000

E. Mr. Cocke
1. Sole power to vote or direct vote: 5,908,653
2. Shared power to vote or direct vote: 880,000
3. Sole power to dispose or direct the disposition: 5,908,653
4. Shared power to dispose or direct the disposition: 880,000
Transactions in the class effected during the past sixty days:
A. Voss Value Master Fund
Voss Value Master Fund has not entered into any transactions in the Shares during the past sixty days.

B. Voss Value-Oriented Special Situations Fund
Voss Value-Oriented Special Situations Fund has not entered into any transactions in the Shares during the past sixty days.

C. Voss GP
Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

D. Voss Capital
The transactions in the Shares by Voss Capital through the Voss Managed Accounts during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

E. Mr. Cocke
Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares through the Voss Managed Accounts during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 4, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - March 4th Letter.

99.2 - Joint Filing Agreement, dated March 4, 2026.

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (03/04/2026)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (03/04/2026)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (03/04/2026)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (03/04/2026)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (03/04/2026)